
TRENT
ENVIRONMENTAL LEADERSHIP

7 August 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06015946

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Publication of Prospectus'

Yours faithfully

Gemma Knowles
Assistant Company Secretary

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZD - SEC - EMTN- 7Aug06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 4 August 2006 relating to a €2,500,000,000 Euro Medium Note Programme with Severn Trent Plc and Severn Trent Water Utilities Finance Plc as issuers and Severn Trent Water Limited as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3261h -2006-8-7.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Prospectus


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Prospectus supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Prospectus are issued subject to the provisions described herein, but this Prospectus does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme the Issuers may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited ("STWL" or the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Overview of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. Except where the context otherwise requires, references in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and have been admitted to the Official List. The London Stock Exchange's Gilt Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC. Admission to the Official List together with admission to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in applicable final terms (the "Final Terms") which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange.

The Programme provides that Notes may be listed or admitted to trading (as the case may be) on such other or further stock exchange(s) or markets as may be agreed between the relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes or Notes not admitted to trading on any market.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplementary Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus.

Arranger

The Royal Bank of Scotland

Dealers

Barclays Capital	**Citigroup**
HSBC	**The Royal Bank of Scotland**

The date of this Prospectus is 4 August 2006

This Prospectus comprises a base Prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive").

The Issuers and the Guarantor accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Issuers and the Guarantor (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of Final Terms will be available from the registered office of the Issuers and the specified office of each of the Paying Agents (as defined below), see "Terms and Conditions of the Notes".

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

None of the Dealers or the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Prospectus or any other information provided by the Issuers or the Guarantor in connection with the Programme. None of Dealers or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Prospectus or any other information provided by the Issuers or the Guarantor in connection with the Programme.

No person is or has been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers.

Neither this Prospectus nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuers, the Guarantor, the Trustee or any of the Dealers that any recipient of this Prospectus or any other information supplied in connection with the Programme or any Notes should subscribe for or purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer and/or the Guarantor. Neither this Prospectus nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuers, the Guarantor, the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuers and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuers or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, *the most recently published documents incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes.*

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to, or for the account of, US persons (see "Subscription and Sale").

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Guarantor, the Trustee and the Dealers do not represent that this Prospectus may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuers, the Guarantor, the Trustee or the Dealers which would permit a public offering of any Notes or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no

Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Notes in the United States, the European Economic Area and Japan – see "Subscription and Sale".

All references in this Prospectus to "US dollars", "US$" and "$" are to United States dollars, all references to "Sterling" and "£" are to pounds sterling and all references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market (for the purposes of Directive 93/22/EEC) in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in, and form part of, this prospectus:

- Severn Trent's Annual Report and Accounts 2005 and Annual Report and Accounts 2006 which contain the audited annual financial statements of Severn Trent for the two financial years ended 31 March 2005 and 31 March 2006 respectively (including the notes thereto and the auditors' reports prepared in connection therewith);
- The audited non-consolidated annual financial statements of STWUF for the two financial years ended 31 March 2004 and 31 March 2005 respectively (including the notes thereto and the auditors' reports prepared in connection therewith); and
- The Guarantor's Annual Report and Accounts 2005 and Annual Report and Accounts 2006 which contain the audited annual financial statements of the Guarantor for the two financial years ended 31 March 2005 and 31 March 2006 respectively (including the notes thereto and the auditors' reports prepared in connection therewith),

each of which has previously been published or is published simultaneously with this Prospectus and has been filed with the Financial Services Authority, save that any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

See "General Information — Documents Available" in respect of where copies of documents incorporated by reference are available for inspection.

Supplemental Prospectuses

Following the publication of this Prospectus a supplement may be prepared by the Issuers and approved by the UK Listing Authority in accordance with Section 87G of the Financial Services and Markets Act 2000 (the "FSMA"). Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

The Issuers and the Guarantor will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Prospectus, prepare a supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and offer of Notes in compliance with section 87G of the FSMA. The Issuers have given an undertaking to the Dealers that they shall supply to each Dealer such number of copies of such supplement hereto or such new Prospectus as such Dealer may reasonably request.

OVERVIEW OF THE PROGRAMME

The following Overview does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Prospectus and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. The relevant Issuer and any relevant Dealer may agree that Notes shall be issued in a form other than that contemplated in the Terms and Conditions of the Notes, in which event, in the case of listed Notes only, if appropriate, a supplemental Prospectus will be published.

This Overview constitutes a general description of the Programme for the purposes of Article 22.5(3) of Commission Regulation (EC) No 809/2004 implementing the Prospectus Directive.

Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this Overview.

Issuers:	Severn Trent Plc Severn Trent Water Utilities Finance Plc
Guarantor of Notes issued by STWUF:	Severn Trent Water Limited
Description:	Euro Medium Term Note Programme
Arranger:	The Royal Bank of Scotland plc
Dealers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Prospectus. Notes having a maturity of less than one year will, if the proceeds of the issue are accepted by way of business in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a redemption value of at least £100,000 or its equivalent, see *"Subscription and Sale"*.
Agent:	HSBC Bank plc
Trustee:	The Law Debenture Trust Corporation p.l.c.
Programme Size:	Up to €2,500,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuers and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro.

Maturities:	Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes".
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms). The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree (and indicated in the applicable Final Terms).
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The applicable Final Terms will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving notice to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Notes having a maturity of less than one year are subject to restrictions on their redemption value and distribution, see "Certain Restrictions" above.

Put Event: Notes with a maturity of more than 20 years will be subject to a Put Event. If, at any time while any such Note remains outstanding, a Put Event occurs, then (other than in certain circumstances described in Condition 6(e)) the holder of such Note will, upon the giving of a Put Event Notice (as defined in Condition 6(e)), have the option to require the relevant Issuer to redeem the Note on the Put Date (as defined in Condition 6(e)) at the Event Put Amount (as indicated in the applicable Final Terms), together with interest accrued up to (but excluding) the Put Date.

A Put Event occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991 or (ii) a Restructuring Event (as defined in Condition 6(e)) occurs and, within the Restructuring Period (as defined in Condition 6(e)), certain other conditions described in Condition 6(e) occur or (iii) in the case of Notes issued by Severn Trent Plc, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent Plc.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that (i) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency and (ii) the minimum denomination of each Note admitted to trading on a regulated market situated or operating within the European Economic Area or offered to the public in a Member State of the European Economic Area, in circumstances which require the publication of a prospectus under the Prospectus Directive, will be €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency), see also "Certain Restrictions" above.

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, subject as provided in Condition 7. In the event that any such deduction is made, the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor will,

save in certain customary circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 3.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 9.
Status of the Notes:	The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and will rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant Issuer, from time to time outstanding.
Guarantee of Notes issued by STWUF:	Notes issued by STWUF will be unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor under such guarantee will be direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and will rank *pari passu* and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.
Listing/admission to trading:	Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets as may be agreed between the relevant Dealer in relation to the Series, the relevant Issuer and (where the relevant Issuer is STWUF), the Guarantor. The Issuers may also issue unlisted Notes and/or Notes which are not admitted to trading on any market. The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets. Copies of Final Terms will be available from the registered office of the Issuers and the specified office of each of the Paying Agents (see "Terms and Conditions of the Notes").
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes – see "Subscription and Sale".

The Issuers and the Guarantor believe that the following factors may affect their ability to fulfil their respective obligations under the Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuers and Guarantor are not in a position to express a view on the likelihood of any such contingency occurring. In addition, risk factors which are specific to the Notes are also described below.

The Issuers and Guarantor believe that the factors described below represent the principal risks inherent in investing in the Notes issued under the Programme, but the inability of the Issuers and Guarantors to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuers and Guarantor do not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Unless otherwise defined in this section, capitalised terms shall have the meanings given in the sections entitled "Description of Severn Trent Plc", "Description of Severn Trent Water Utilities Finance Plc", "Description of Severn Trent Water Limited", "Form of Applicable Final Terms" and "Terms and Conditions of the Notes".

Prospective investors should consider, among other things, the following:

Factors that may affect the Issuers' and Guarantor's ability to fulfil their obligations under Notes issued under the Programme

Unless otherwise specified by reference to the Guarantor or STWUF, the risks apply in the Group context, and are also applicable on an individual basis to each of the Guarantor and STWUF.

Through its business operations the Group (as defined in "Terms and Conditions of the Notes") is exposed to a number of commercial risks and uncertainties, which could have a material impact on the Group's businesses, financial condition, operations and reputations, as well as the value and liquidity of the Group's securities. Not all of these factors are within the Group's control and, in addition, other factors besides those listed below may have an adverse effect on the Group.

In 2006/2007, one of the most significant risks that the Group faces will be to deliver the new comprehensive strategy for the Group, which has at its core a focused water company and, therefore, includes the demerger of Biffa from the Group (see "Description of Severn Trent Plc — Recent Developments"). The delivery of this strategy will be a key focus of the Group's risk management process. In this context the following specific risks have been identified:

Changes in law or regulation in the areas in which the Group operates could have an adverse effect on the Group's business operations.

Regulatory decisions in relation to the Group's businesses, for example on whether licences or approvals to operate are renewed or modified, whether market developments have been implemented satisfactorily, on the level of permitted revenues for the Group's businesses or whether there has been any breach of the terms of a licence or an approval, could have an adverse impact on the results of the Group's operations, cash flows, financial condition and the ability to develop those businesses in the future.

The results of the Group's operations depend on a number of factors relating to business performance, including the ability to outperform regulatory targets and deliver anticipated cost and efficiency savings

Earnings from the Group's regulated water business will be affected by the Group's ability to meet or better its regulatory targets set by the Water Services Regulatory Authority ("Ofwat"), the Environment Agency, the Drinking Water Inspectorate and other regulators. To meet these targets, the Group must continue to improve management and operational performance. In addition, earnings from a regulated business also depend on meeting service quality standards set by regulators. To meet these standards the Group must improve service reliability and customer service. If the Group does not meet these targets and standards, both its results and its reputation may be adversely affected.

Various government environmental protection and health and safety laws and regulations govern the Group's businesses

These laws and regulations establish, amongst other things, standards for drinking water and discharges into the environment which affect the Group's operations. In addition, the Group's businesses are required to obtain various environmental permissions from regulatory agencies for their operation. Environmental laws and regulations are complex and change frequently. These laws and their enforcement have tended to become more stringent over time both in relation to their requirements and in the levels of proof required to demonstrate compliance and, while the Group believes it has taken account of the future capital and operating expenditure necessary to achieve and maintain compliance with current and foreseeable changes in laws and regulations, it is possible that new or stricter standards could be imposed or current interpretation of existing legislation amended, which will increase the Group's operating costs or capital expenditure by requiring changes and modifications to its operations in order to comply with any new environmental laws and regulations.

The failure of the Group's assets or the Group's inability to carry out critical operations could have a significant impact on its financial position and its reputation

The Group may suffer a major failure in its assets which could arise from a failure to deliver the capital investment programme for its businesses or to maintain the health of its systems. Any failure could cause the Group to be in breach of a licence or approval and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming the Group's reputation. The Guarantor's regulated business controls and operates water and sewerage networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. The failure to a key asset could cause a significant interruption to the supply of services, which may have an adverse effect on the Group's operating results or financial position. In addition water supplies may, *inter alia,* be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources and these may have an adverse effect on the Group's operating results or financial position. The Group could also be held liable for human exposure to hazardous substances or other environmental damage.

In addition, the Group is subject to other risks which are largely outside its control, such as energy costs, impact on climate change, weather or unlawful acts or third parties, including terrorist attacks, sabotage or other intentional acts which may also physically damage its business or otherwise significantly affect corporate activities and, as a consequence, affect the results of the Group's operations.

External factors could affect the Group's pension schemes and adversely impact on its financial position

Pension assets and liabilities (pre tax) of £1,403 million and £1,625 million are held in the Group's balance sheet as at 31 March 2006. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the schemes and could prompt the need for the Group to make additional pension contributions in the future. The key assumptions used to value the Group's pension liabilities are set out in Note 27 on page 85 of the Annual Report and Accounts 2006 of Severn Trent.

The Group's financial position and business results could be adversely affected if its existing funding arrangements are materially altered

The main risks faced by the Group in its treasury operations relate to material external changes to current arrangements. In the debt markets, factors such as borrowing restrictions or changes to credit ratings could mean the Group would be unable to finance itself or be forced to pay too high a price for that finance. In the terms of the Group's borrowings a significant proportion is subject to variable interest rates and any increase in those rates could substantially increase its borrowing costs. In addition the Group undertakes financial transactions with a number of institutions and the Group could suffer a financial loss if any of those counterparties were to fail.

International Financial Reporting Standards ("IFRS")

Severn Trent has prepared its consolidated financial statements for the year ended 31 March 2006 in accordance with IFRS, which differ from the accounting standards applicable to its historical financial statements.

The financial information incorporated by reference in this Prospectus has been prepared in accordance with UK generally accepted accounting principles ("UK GAAP"), except for the consolidated financial statements of Severn Trent in respect of the annual accounting period ending 31 March 2006, which have been prepared in accordance with IFRS. However, the non-consolidated financial statements of Severn Trent in respect of the accounting period ending 31 March 2006 have been prepared in accordance with UK GAAP.

IFRS is currently being applied in Europe and in other parts of the world for the first time and no significant body of practice has yet been established to provide guidance regarding its interpretation and application.

IFRS differs from UK GAAP and, as a result, the consolidated financial results of Severn Trent for the year ended 31 March 2006 may not be comparable with the historical consolidated financial statements of Severn Trent for accounting periods ending prior to 31 March 2006. In addition, the non-consolidated financial statements of the Issuers and the Guarantor are prepared in accordance with UK GAAP and therefore may not be comparable with the consolidated financial statements of Severn Trent.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

Notes may not be a suitable investment for all investors

Each potential investor in any Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the relevant Notes, including where principal or interest is payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the help of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Index Linked Notes and Dual Currency Notes

Each Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, each Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable is likely to be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Notes subject to optional redemption by the relevant Issuer

An optional redemption feature is likely to limit the market value of Notes. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

An Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Partly Paid Notes

An Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse floating rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse floating rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/floating rate Notes may bear interest at a rate that converts from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Where the relevant Issuer has the right to effect such a conversion, this will affect the secondary market and the market value of the Notes since that Issuer may be expected to

convert the rate when it is likely to produce a lower overall cost of borrowing. If the relevant Issuer converts from a fixed rate to a floating rate in such circumstances, the spread on the fixed/floating rate Notes may be less favourable than then prevailing spreads on comparable floating rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the relevant Issuer converts from a floating rate to a fixed rate in such circumstances, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to the market generally

Investments in the Notes may be negatively affected by changes in exchange rates and exchange controls

With respect to an investment in Dual Currency Notes that are denominated and/or payable in a Specified Currency, there will be significant risks associated with such an investment, including the possibility of material changes in the exchange controls by the applicable governments. The Issuers have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Dual Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the equivalent yield of the Dual Currency Notes, in the equivalent value of the principal and any premium payable at maturity or earlier redemption of the Dual Currency Notes and, generally, in the equivalent market value of the Dual Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond each Issuer's control.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Risks relating to the Notes generally

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Integral multiples of less than €50,000

It is possible that certain Notes may be traded in the clearing systems in amounts in excess of €50,000 (or its equivalent) that are not integral multiples of €50,000 (or its equivalent). In such a case, should definitive Notes be required to be issued, Noteholders who hold Notes in the relevant clearing system in amounts that are not integral multiples of a Specified Denomination shown in the Final Terms may need to purchase or sell, on or before the relevant date on which a Global Note is exchanged for a definitive Note, a principal amount of Notes such that their holding is an integral multiple of a Specified Denomination shown in the Final Terms.

If the United Kingdom joins the European Monetary Union prior to the maturity of the Notes, the Issuers and Guarantor cannot assure the Noteholders that this would not adversely affect payments on the Notes

It is possible that prior to the maturity of the Notes the United Kingdom may become a participating member state in the European Economic and Monetary Union and the euro may become the lawful currency of the United Kingdom. In that event: (i) all amounts payable in respect of any Notes denominated in pounds sterling may become payable in euro; (ii) applicable provisions of law may allow or require each Issuer to re-denominate such Notes into euro and take additional measures in respect of

such Notes; and (iii) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom would have on investors in the Notes.

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Terms and Conditions or of any of the provisions of the Trust Deed or (ii) determine without the consent of the Noteholders that any Event of Default or Potential Event of Default (as those terms are defined in the Trust Deed) shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes or, where the Issuer is STWUF, the substitution of another company as guarantor under any Notes, in the circumstances described in Condition 17 of the Terms and Conditions of the Notes subject in each case to being secured and/or indemnified to its satisfaction.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Prospectus.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will initially be issued in the form of a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Final Terms, a permanent global note (a "Permanent Global Note" and, together with a Temporary Global Note, the "Global Notes") which, in either case, will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"); and

(ii) if the Global Notes are not intended to be issued in NGN form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not US persons or persons who have purchased for resale to any US person, as required by US Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code, (see "Subscription and Sale" for further information).

On and after the date (the "Exchange Date") which, in respect of each Tranche in respect of which a Temporary Global Note is issued, is 40 days after the Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge), upon a request as described therein, for either (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, Receipts, Coupons and Talons attached (each as defined in "Terms and Conditions of the Notes") (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) and any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note if the Permanent Global Note is not issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, Receipts, Coupons and Talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. Notes for which the applicable Final Terms permit trading in the clearing systems in Tradeable Amounts (specified in the applicable Final Terms) which are not a Specified Denomination will only be exchangeable for definitive Notes upon an Exchange Event. For these purposes, "Exchange Event" means that (i) the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system satisfactory to the Trustee is available or (ii) the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor has or will become subject to adverse tax consequences which (A) are the result of any legislative change in the United Kingdom and (B) would not be suffered were the Notes in definitive form and a certificate to such effect is given by two Directors of the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor to the Trustee. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 13 if

an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent (as defined in "Terms and Conditions of the Notes") requesting exchange and, in the event of the occurrence of an Exchange Event as described in (ii) above, the relevant Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all Receipts and Coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, Receipts or Coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes or Receipts or Coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits (except in relation to Notes issued in NGN form), be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the relevant Issuer, the Agent and the Trustee.

In respect of Notes represented by a global Note issued in NGN form, the nominal amount of such Notes shall be the aggregate amount from time to time entered in the records of both Euroclear and Clearstream, Luxembourg. The records of Euroclear and Clearstream, Luxembourg shall be conclusive evidence of the nominal amount of such Notes and a statement issued by Euroclear and/or Clearstream, Luxembourg shall be conclusive evidence of the records of such parties at that time.

Each of the Issuers has entered or will enter into an agreement with Euroclear and Clearstream, Luxembourg (the "ICSDs") in respect of any Notes issued in NGN form that the Issuer may request be made eligible for settlement with the ICSDs (the "ICSD Agreement"). The ICSD Agreement sets out or will set out that the ICSDs will, in respect of any such Notes, inter alia, maintain records of their respective portion of the issue outstanding amount and will, upon an Issuer's request, produce a statement for such Issuer's use showing the total nominal amount of its customer holding of such Notes as of a specified date.

FORM OF APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
[Guaranteed by Severn Trent Water Limited]
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular or Prospectus, however described, with an earlier date*].

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the [Offering Circular][Prospectus] dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [*current date*] which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the [Offering Circular] [Prospectus] dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Prospectus dated [*current date*] and the [Offering Circular] [Prospectus] dated [*original date*]. Copies of such [Offering Circular] [Prospectus] [and Prospectus] [Prospectuses] [Offering Circulars] are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.]

If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in any other currency.

1.	[(i)] Issuer:	[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]
	[(ii) Guarantor:	[Severn Trent Water Limited]]
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ]
		(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]

5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount of the Tranche [plus accrued interest from [insert date] (*if applicable*)
6.	(i) Specified Denominations:	[ ] (*NB: If an issue of Notes is (i) NOT admitted to trading on an European Economic Area regulated market; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €50,000 minimum denomination is not required*) [ ]
	(ii) Tradeable Amount:	[ ]/[Not Applicable]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date*/Floating rate – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (*further particulars specified below*)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [*(further particulars specified below)*]
13.	[(i)] Status of the Notes:	[Senior]
	[(ii) Status of the Guarantee:	[Senior]]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/ quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/ [*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount

(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or specify other] (*NB: Actual/Actual (ICMA) is normally only appropriate for Fixed Rate Notes denominated in euros*)
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration and is only relevant where Day Count Fraction is Actual/Actual (ICMA)*)
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
(iii) Additional Business Centre(s):	[ ]
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum

	(x) Maximum Rate of Interest:	[ ] per cent. per annum
	(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for options*)
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]
17.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Accrual Yield:	[ ] per cent. per annum
	(ii) Reference Price:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ] (*Consider applicable day count fraction if euro denominated*)
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(f)(iii) and (k) apply/*specify other*]
18.	**Index Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] (*give details of market disruption or settlement disruption events and adjustment provisions*)
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]

(ii) Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii) If redeemable in part:	
(a) Minimum Redemption Amount:	[ ]
(b) Higher Redemption Amount:	[ ]
(iv) Notice period (if other than as set out in the Terms and Conditions):	[ ]
21. Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of Specified Denomination
(iii) Notice period (if other than as set out in the Terms and Conditions):	[ ]
22. Final Redemption Amount	[[ ] per Note of Specified Denomination/*specify other/see Appendix*]
23. Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	[ ]
24. Put Event:	[Applicable/Not Applicable] (*NB: Only applicable to Notes with a maturity of more than 20 years. If applicable, specify Event Put Amount*)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
	(b) New Global Note:	[Yes] [No]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] (*NB: This item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate*)
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details.*] (*NB: A new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*)
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/give details]
	(ii) Instalment Date(s):	[Not Applicable/give details]
30.	Redenomination applicable:	Redenomination [not] applicable (*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms, including the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)
31.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.]

RESPONSIBILITY

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:	[Signed on behalf of the Guarantor:
By:	By: . . . .
Duly authorised	Duly authorised]

PART B — OTHER INFORMATION

1. LISTING

(i) Listing: [London/other (*specify*)/ None]

(ii) Admission to trading: [Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].]/[Not Applicable]

(iii) Estimate of total expenses related to admission to trading: [ ]

2. RATINGS

Ratings: The Notes to be issued have been rated:

[S&P [ ]]
[Moody's: [ ]]
[[Other]: [ ]]

(*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. [NOTIFICATION

The Financial Services Authority [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues]* the *[names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save as described in "Subscription and Sale" and for any fees payable to the [Managers/Dealers], so far as the Issuer [and the Guarantor] is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

5. [REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

[(i) Reasons for the offer [ ]
(*See ["Use of Proceeds"] wording in Prospectus — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]

[(ii)] Estimated net proceeds: [ ]
(*If proceeds are intended for more than one use, will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)

[(iii)] Estimated total expenses: [ ]. [*Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".*]]

6. [PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)*

[Need to include details of where past and future performance and volatility of the index/formula can be obtained.]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

*Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

7. [PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)*

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	[Not Applicable/*give names(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[ ]
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

* Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the relevant Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Severn Trent Plc ("Severn Trent") or Severn Trent Water Utilities Finance Plc ("STWUF" and, together with Severn Trent, the "Issuers" and each an "Issuer") constituted by a Trust Deed dated 18 December 2000 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") and made between the Issuers, Severn Trent Water Limited (the "Guarantor") in its capacity as guarantor of Notes issued by STWUF and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee", which expression shall include any successor trustee) for the holders of the Notes (the "Noteholders" or "holders" which expression shall mean in relation to Notes in definitive form, the bearers thereof, and shall, in relation to Notes represented by a Global Note, be construed as provided below).

References in these Terms and Conditions to the "Issuer" shall be to the Issuer of the Notes specified as such in the applicable Final Terms (as defined below). References in these Terms and Conditions to the "Guarantor" shall only be applicable if STWUF is specified as the Issuer of the Notes in the applicable Final Terms.

References in these Terms and Conditions to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement dated 4 August 2006 (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") and made between the Issuers, the Guarantor, HSBC Bank plc as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the Trustee and the other paying agents named therein (together with the Agent, unless the context otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions (the "Terms and Conditions") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify the Terms and Conditions for the purposes of this Note. References in these Terms and Conditions to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference in these Terms and Conditions to "Receiptholders" shall mean the holders of the Receipts and any reference in these Terms and Conditions to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used in these Terms and Conditions, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including, if applicable, as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee (being at 4 August 2006 at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing and obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is neither admitted to trading on a regulated market situated or operating in the European Economic Area nor offered in the European Economic Area in circumstances where a Prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are entitled to the benefit of, and are bound by, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed or in the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

Notes which are to be admitted to trading on a regulated market situated or operating within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a Prospectus under the Prospectus Directive will have a minimum Specified Denomination of €50,000 (or its equivalent in any other currency as at the date of the issue of the relevant Notes).

So long as the Notes are represented by a temporary global Note or a permanent global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the Specified Denomination (or if more than one Specified Denomination, the lowest Specified Denomination) provided hereon and integral multiples of the Tradeable Amount provided in the applicable Final Terms in excess thereof.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note, a combination of any of the foregoing or any other type of Note, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note, a combination of any of the foregoing or any other type of Note, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Guarantor, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./ N.V, as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error be conclusive and binding on all concerned. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits (except in relation to Notes issued in new global note ("NGN") form), be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. Status of the Notes and the Guarantee

(a) Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of the Guarantee

The payment of principal and interest (if any) in respect of the Notes issued by STWUF and all other moneys payable by STWUF under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Guarantee"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

3. Negative Pledge

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not create or permit to subsist any mortgage, charge, lien (other than a lien arising solely by operation of law) or other encumbrance (each a "Security Interest") upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to the Notes, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) So long as any of the Notes remains outstanding, the Guarantor will not create or permit to subsist any Security Interest upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to its obligations under the Guarantee, to the satisfaction of the Trustee, the same

security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution of the Noteholders.

(c) In these Terms and Conditions:

"Excluded Subsidiary" means Severn Trent Water International (Overseas Holdings) Limited, C2C Services Limited, Coast to Coast Water Limited and Coast to Coast Holdings Limited and any other Subsidiary of either, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (but not, in the latter case, the Issuer): (a) which is a single purpose company whose principal assets and business are constituted by a project, (b) none of whose liabilities in respect of the financing of such project are directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support from any member of the Group other than such Subsidiary or another Excluded Subsidiary and (c) which has been designated as such by the Issuer by written notice to the Trustee; provided that the Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary;

"Group" means, if the Issuer is Severn Trent, the Issuer and its Subsidiary Undertakings and, if the Issuer is STWUF, the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Project Finance Indebtedness" means any present or future indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of a member of the Group:

(a) which is incurred by an Excluded Subsidiary; or

(b) in respect of which the person or persons to whom any such indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

 (i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset; and/or

 (ii) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness, provided that (A) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement, and (B) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of any member of the Group (other than an Excluded Subsidiary) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of any member of the Group (other than an Excluded Subsidiary) or any of its assets (save for the assets the subject of such encumbrance); and/or

 (iii) recourse under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with financial ratios or other tests of financial condition);

"Relevant Indebtedness" means any indebtedness (other than Project Finance Indebtedness), which is in the form of, or represented or evidenced by, bonds, notes, loan stock or other securities which are quoted, listed, dealt in or traded on a stock exchange, or over the counter or other recognised securities market;

"Subsidiary" means a subsidiary within the meaning of section 736 of the Companies Act 1985; and

"Subsidiary Undertaking" means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (but excluding) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in the Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period or if no Fixed Coupon Amount is specified in the applicable Final Terms, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and

Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ***ISDA Determination for Floating Rate Notes***

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) ***Screen Rate Determination for Floating Rate Notes***

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation if there is only one quotation on the Relevant Screen Page; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances. In making any such determination or calculation, the Trustee may appoint and rely on a determination or calculation by a calculation agent (which shall be an investment bank or other suitable entity of international repute). Each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Trustee or the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence of wilful default, bad faith or manifest error) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Trustee or the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) *Interest on Dual Currency Interest Notes*

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) *Accrual of interest*

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose

nominal amount on issue is less than the aggregate amount of interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) *General provisions applicable to payments*

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in US dollars, such US dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in US dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in US dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(e) *Payment Day*

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) each Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for

general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) *Interpretation of principal and interest*

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(f)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) *Redemption at maturity*

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date.

(b) *Redemption for tax reasons*

The Notes (other than Notes in respect of which the Issuer shall have given a notice of redemption pursuant to Condition 6(c) or in respect of which a Noteholder shall have given notice of redemption in accordance with Condition 6(d) or a Put Event Notice in accordance with Condition 6(e), in each case prior to any notice being given under this Condition 6(b)) may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Issuer would be obliged to pay additional amounts as provided or referred to in Condition 7 or (where the Issuer is STWUF) the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be obliged to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, or any change in the application or judicial or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, (where the Issuer is STWUF) two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent set out in (i) and (ii) above to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor has or will become obliged to pay such additional amounts as a result of such change or amendment. The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out in (i) and (ii) above, in which event they shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (f) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having given:

(i) not less than 15 nor more than 60 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) both as specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Higher Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot in a place chosen by the Issuer and approved by the Trustee, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, in accordance with their customary procedures), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 30 nor more than 45 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, in whole (but not, in the case of

a definitive Note, in part) such Note on the Optional Redemption Date and at the Optional Redemption Amount (both as specified in the applicable Final Terms) together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition.

(e) *Redemption at the Option of the Noteholders on a Put Event*

This Condition 6(e) applies to Notes with a maturity of more than 20 years.

If, at any time while any of the Notes remains outstanding, a Put Event (as defined below) occurs, then, unless at any time the Issuer shall have given a notice under Condition 6(b) or (c) in respect of such Notes, in either case expiring prior to the Put Date (as defined below), the holder of each Note will, upon the giving of a Put Event Notice (as defined below), have the option to require the Issuer to redeem the Note on the Put Date at the Event Put Amount (as specified in the applicable Final Terms), together with interest accrued up to (but excluding) the Put Date. For the avoidance of doubt, the occurrence of an event which is a Put Event shall not constitute an Event of Default.

A "Put Event" occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document (the "Appointment") as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991; or (ii) a Restructuring Event occurs and, within the Restructuring Period, either (a) if at the time the relevant Restructuring Event occurs there are Rated Securities, a Rating Downgrading in respect of that Restructuring Event also occurs or (b) if at such time there are no Rated Securities, the Issuer or (where the Issuer is STWUF) the Guarantor fails to obtain (whether by failing to seek a rating or otherwise) a rating of the Notes or any other unsecured and unsubordinated debt of the Issuer or (where the Issuer is STWUF) of the Guarantor or (where the Issuer is Severn Trent) of any Subsidiary of the Issuer or (where the Issuer is STWUF) of any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) having an initial maturity of five years or more, from a Rating Agency of at least investment grade (BBB-/Baa3, or their respective equivalents for the time being) (a "Negative Rating Event") and, in the case of either (a) or (b), such Restructuring Event is, not later than 14 days after the expiry of the Restructuring Period, certified in writing by an independent financial adviser appointed by the Trustee (after consultation with the Issuer as to the identity of such independent financial adviser) as being in its opinion materially prejudicial to the interests of the Noteholders (a "Negative Certification") (that Restructuring Event and the relevant Rating Downgrading or, as the case may be, Negative Rating Event and, in each case, the Negative Certification together constituting the Put Event). Any certification by an independent financial adviser as aforesaid as to whether or not any Restructuring Event is materially prejudicial to the interests of the Noteholders shall, in the absence of manifest error, be conclusive and binding on all concerned. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Put Event; or (iii) where the Issuer is Severn Trent, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent.

Promptly upon becoming aware that a Put Event has occurred; and in any event not later than 21 days after the occurrence of the Put Event, the Issuer or, as the case may be, the Guarantor shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by an Extraordinary Resolution of the Noteholders shall, give notice (a "Put Event Notice") to the Noteholders in accordance with Condition 13, specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 6(e).

To exercise the option to require the Issuer to redeem a Note under this Condition 6(e), the Noteholder must deliver such Note at the specified office of any Paying Agent, on any day which is

a day on which banks are open for business in London and in the place of the specified office of such Paying Agent falling within the period (the "Put Period") of 45 days after the date on which a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (an "Event Put Notice"). The Note must be delivered to the Paying Agent together with all Coupons appertaining thereto (which expression, for the avoidance of doubt, shall include unmatured Coupons falling to be issued on exchange of matured Talons) maturing after the date (the "Put Date") being the seventh day after the date of expiry of the Put Period, failing which deduction in respect of such missing unmatured Coupons shall be made in accordance with Condition 5(b). The Paying Agent to which such Note and Event Put Notice are delivered will issue to the Noteholder concerned a non-transferable receipt (a "Put Receipt") in respect of the Note so delivered. Payment by the Issuer in respect of any Note so delivered shall be made, if the Noteholder duly specified in the Event Put Notice a bank account to which payment is to be made, by transfer to that bank account on the Put Date, and in every other case, on or after the Put Date against presentation and surrender of such Put Receipt at the specified office of any Paying Agent. An Event Put Notice, once given, shall be irrevocable. For the purposes of Conditions 1, 8, 9, 10, 14 and 17 Put Receipts issued pursuant to this Condition 6(e) shall be treated as if they were Notes.

In these Terms and Conditions:

"K" has the meaning ascribed to it in the Appointment;

"Rated Securities" means the Notes, if at any time and for so long as they shall have a rating from a Rating Agency, and otherwise any other unsecured and unsubordinated debt of, where the Issuer is STWUF, the Guarantor or the Issuer or any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Guarantor or, where the Issuer is Severn Trent, the Issuer or any other Subsidiary of the Issuer which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Issuer, in any case having an initial maturity of five years or more which is rated by a Rating Agency;

"Rating Agency" means Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. or Moody's Investors Service Limited or any of their respective Subsidiaries and their successors or any rating agency substituted for either of them (or any permitted substitute of either of them) by the Issuer and/or the Guarantor from time to time with the prior written approval of the Trustee (not to be unreasonably withheld or delayed) or any other rating agency approved in writing by the Trustee from time to time;

"Rating Downgrading" shall be deemed to have occurred in respect of a Restructuring Event if the current rating assigned to the Rated Securities by any Rating Agency (whether provided by a Rating Agency at the invitation of the Issuer and/or the Guarantor or by its own volition) is withdrawn or reduced from an investment grade rating (BBB−/Baa3, or their respective equivalents for the time being, or better) to a non-investment grade rating (BB+/Bal, or their respective equivalents for the time being, or worse), or, if the Rating Agency shall have already rated the Rated Securities below investment grade (as described above), the rating is withdrawn or lowered one full rating category;

"Restructuring Event" means either (a) the modification of any material rights, benefits or obligations of Severn Trent Water Limited as a water undertaker or sewerage undertaker arising under the Appointment, or (b) any material modification being made to the Appointment regardless, in the case of both paragraphs (a) and (b), of whether or not such modification is made with the consent of Severn Trent Water Limited and whether pursuant to the Water Industry Act 1991 or otherwise but excluding, in the case of both paragraphs (a) and (b), an adjustment in K (including for this purpose, for the avoidance of doubt, any adjustment to the basis or formula for pricing which arises as part of a periodic review under the terms of the Appointment) or a modification in respect of, or which removes, such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Restructuring Event; and

"Restructuring Period" means, whether or not there are Rated Securities at the time a Restructuring Event occurs, the period of 45 days starting from and including the day on which that Restructuring Event occurs.

(f) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP * (1 + AY)^y$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(g) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (f) above.

(h) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(i) Purchases

The Issuer, the Guarantor or any of their Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. All Notes so purchased may be held, reissued, resold or, at the option of the Issuer or the Guarantor, surrendered to a Paying Agent for cancellation.

(j) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(k) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (f)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Trustee or the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment in the United Kingdom; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming, whether or not such is in fact the case, that day to have been a Payment Day (as defined in Condition 5(e)); or

(d) presented for payment by or on behalf of a holder in respect of whom such withholding or deduction would not have been required had such holder provided evidence that such holder is within the charge to United Kingdom corporation tax (if that is the case) or had such holder made a declaration of non-residence or other similar claim for exemption to the relevant tax authority or taken any other relevant procedural steps required in any of those cases in sufficient time prior to the Relevant Date to enable an exemption from withholding or deduction to be available in respect of the relevant payment of principal or interest (as the case may be); or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC on the taxation of savings income; or

(f) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

In these Terms and Conditions, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void upon issue pursuant to this Condition or Condition 5(b).

9. Events of Default

(a) Events of Default:

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified and/or secured to its satisfaction), give notice to the Issuer and (where the Issuer is STWUF) the Guarantor that the Notes are, and they shall accordingly thereupon become, immediately due and repayable at their Early Redemption Amount (as specified in the applicable Final Terms), together with accrued interest as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur:

(i) if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 15 days; or

(ii) if the Issuer or (where the Issuer is STWUF) the Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except where the Trustee considers the failure to be incapable of remedy when the Notes will become due and repayable subject only to and upon the Trustee certifying as is hereinafter mentioned and giving notice as is herein and in the lead-in paragraph to this Condition mentioned) the failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer or (where the Issuer is STWUF) the Guarantor (as the case may be) of written notice requiring the same to be remedied; or

(iii) if any indebtedness for Moneys Borrowed of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is validly declared to be due and repayable prior to the date on which the same would otherwise become due and repayable by reason of the occurrence of an event of default (however described) in relation thereto or if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed at the maturity thereof or at the expiry of any originally applicable grace period, or if any guarantee or indemnity or other like obligation in respect of any indebtedness for Moneys Borrowed given by the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary shall not be paid when due and called upon or at the expiry of any originally applicable grace period save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due, provided that no such event as aforesaid shall constitute an event of default unless the Moneys Borrowed or other liability relative thereto either alone or when aggregated with other Moneys Borrowed and/or other liabilities relative to all (if any) other such events which shall have occurred shall amount to at least £10,000,000 (or its equivalent in any other currency or currencies at the date the same become due and payable or such default occurs or such payment is not made, as the case may be); or

(iv) if (a) an order is made or an effective resolution is passed for the appointment of an administrator or for the winding-up of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (except, in the case of a Material Subsidiary, a winding-up for the purposes of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary)); or (b) an order is made in respect of Severn Trent Water Limited pursuant to section 24 of the Water Industry Act 1991; or

(v) If the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation on the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary) or which is not material in the context of the Group as a whole); or

(vi) if an encumbrancer takes possession or an administrative or other receiver or manager is appointed of the whole or any material part of the undertaking or assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such undertaking or assets or part thereof is or are material in the context of the Group as a whole) or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against the whole or any material part of the property of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such property or part thereof is material in the context of the Group as a whole) and in any such case is not removed, paid out or discharged within 21 days (or such longer period as the Trustee may approve); or

(vii) if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is deemed for the purpose of any law to be unable to pay its debts, or the value of the assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary otherwise becomes, or is determined by any competent court or other authority to be, insolvent, or suspends making payments (whether of principal or interest) in respect of any class of its debts or announces an intention to do so or a moratorium is declared in respect of any of its indebtedness; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary and its creditors generally (or any class of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee); or

(ix) where the Issuer is STWUF, the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect,

and, in the case of the happening of any of the Events of Default referred to in paragraphs (ii) above and, in relation to a Material Subsidiary, (iii) to (viii) inclusive above, the same has been certified in writing by the Trustee to the Issuer and (where the Issuer is STWUF) the Guarantor to be in its opinion materially prejudicial to the interests of the Noteholders.

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer or (where the Issuer is STWUF) the Guarantor as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(b) Definitions

In these Terms and Conditions:

"Material Subsidiary" means any Subsidiary of, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (not being, in the latter case, STWUF or, in either case, an Excluded Subsidiary):

(a) whose profits on ordinary activities before tax or whose net assets (in each case consolidated in respect of a Subsidiary which itself has Subsidiaries) and in each case attributable to (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor, all as shown in the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary represent 10 per cent. or more of:

(i) the profits on ordinary activities before tax or, as the case may be, net assets of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor all as

shown in the latest audited accounts of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor; or

(ii) (if audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries are prepared) the consolidated profits on ordinary activities before tax or, as the case may be, consolidated net assets (in each case attributable to the shareholders of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries (other than, in any case, Excluded Subsidiaries) all as shown in the latest audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries; or

(b) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall immediately become a Material Subsidiary but shall cease to be a Material Subsidiary under this sub-paragraph (b) (but without prejudice to the provisions of sub-paragraph (a) above) upon publication of its next audited accounts.

A report (whether or not addressed to the Trustee) by the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any particular period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties. The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors; and

"Moneys Borrowed" means: (a) borrowed moneys; (b) liabilities under any bond, note, bill, debenture, loan stock or other security not for the time being beneficially owned by any member of the Group, in each case issued (i) as consideration for assets or services (but excluding such liabilities incurred in relation to the acquisition of assets or services in the ordinary course of trading) or (ii) for cash; and (c) liabilities under acceptance credit facilities, but shall not in the case of (a), (b) or (c) include Project Finance Indebtedness.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority; and

(c) there will at all times be a Paying Agent in a Member State of the European Union approved by the Trustee that is not obliged to withhold or deduct tax pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC on the taxation of savings income.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change

shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and the Guarantor and, in certain circumstances described therein, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor Paying Agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes or Coupons will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as aforesaid is not practicable, notice shall be given in such other manner and shall be deemed to have been given on such date as the Issuer, the Trustee and the Agent agree.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, these Terms and Conditions, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer or (where the Issuer is STWUF) the Guarantor at the request of Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing more than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, these Terms and Conditions, the Receipts, the Coupons and the Trust Deed (including, as set out therein, modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of

the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than three-quarters in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-quarter in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders; or

(b) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or an error which is, in the opinion of the Trustee, proven.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution under Condition 17), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

Any such modification, waiver, authorisation, determination or substitution under Condition 17 shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification or substitution shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. Substitution

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution at any time or times of:

(a) where the Issuer is STWUF (i) the Guarantor or (ii) any successor company (as defined in the Trust Deed) of the Issuer or the Guarantor or (iii) any other Subsidiary (other than an Excluded Subsidiary) of the Guarantor or any such successor company or (iv) any holding company of the Guarantor or any such successor company; and

(b) where the Issuer is Severn Trent (i) any successor company of the Issuer or (ii) any Subsidiary (other than an Excluded Subsidiary) of the Issuer or any such successor company or (iii) any holding company of the Issuer or any such successor company,

as the principal debtor under the Trust Deed and the Notes. Such agreement shall also be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and (except, where the Issuer is STWUF, where the Guarantor or any such successor company of the Guarantor is the new principal debtor and, where the Issuer is Severn Trent, where the Issuer or any such successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by, where the Issuer is STWUF, the Guarantor or any such successor company of the Guarantor or, where the Issuer is Severn Trent, the Issuer or any such successor company of the Issuer.

Where the Issuer is STWUF, the Trustee may also agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to the substitution at any time or times of (i) any successor company of the Guarantor or (ii) a Subsidiary (other than an Excluded Subsidiary) of the Guarantor acceptable to the Trustee as the guarantor under the Trust Deed and of the Notes, in each case in place of the Guarantor. Such agreement shall be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and such successor company or Subsidiary having the benefit of the Appointment held by the Guarantor.

In the case of any proposed substitution, the Trustee may agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

18. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia,* (i) to enter into business transactions with the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

19. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Group (as defined in the "Terms and Conditions of the Notes") for its general corporate purposes. If, in respect of any particular issue of Notes which are derivative securities for the purposes of Article 15 of Commission Regulation No 809/2004 implementing the Prospective Directive, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF SEVERN TRENT PLC

Severn Trent Plc ("Severn Trent") was incorporated as a public limited company with limited liability in England and Wales on 1 April 1989 under the Companies Act 1985 with registered number 2366619. It is the ultimate holding company of Severn Trent Water Limited ("STWL") and the ultimate holding company of Severn Trent Water Utilities Finance Plc ("STWUF"). Severn Trent is the holding company of the Severn Trent group of companies and its ordinary shares are listed on the Official List of the UK Listing Authority and admitted to trading on London Stock Exchange plc's main market.

Severn Trent was listed on the London Stock Exchange in December 1989, along with nine other water and sewerage companies, as part of the United Kingdom ("UK") government's privatisation programme. Severn Trent provides water and waste water services in Central England and parts of Wales through its wholly owned subsidiary, STWL. Since privatisation, Severn Trent has diversified its business to offer waste management services and the provision of environmental products and services.

The Severn Trent group, comprising Severn Trent and its subsidiaries (the "Group"), has four main business divisions: (i) the regulated water utility, STWL (see "Description of Severn Trent Water Limited"); (ii) Waste Management; (iii) Laboratories; and (iv) the Water Purification and Operating Services group ("WPOS"). Property development and the Group's captive insurer, Derwent Insurance, comprise the remainder of the Group's main businesses. Details of the principal operating subsidiaries within each of these business divisions are set out at Note 40 on page 96 of the Annual Report and Accounts 2006. It should be noted that the Group's businesses outside the regulated water utility are, as a whole, inherently more exposed to the economic cycle than STWL.

Waste Management

Severn Trent acquired Biffa Waste Services ("Biffa") in 1991 from BET Plc. Biffa is the Group's waste management services business providing collection, landfill and special waste services in the UK and Belgium. Biffa acquired UK Waste Management Limited in September 2000 and the Hales waste business of RMC (UK) Limited in June 2003.

Biffa is a leading integrated waste management business in the UK which provides waste collection, treatment and recycling and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

Biffa operates over 1,500 vehicles from 86 collection and municipal depots and has 37 operational landfill sites and 39 treatment and recycling facilities (including special waste treatment facilities). Biffa has interests in 108 Megawatts of power generation in the UK (including from Biffa sites leased to third parties). See "Description of Severn Trent PLC — Recent Developments" for further details relating to Biffa.

Laboratories

The Severn Trent Laboratories group ("Laboratories") is based predominantly in the United States ("US") and the UK. Laboratories has a leading position in environmental testing in both the US and the UK, operating from over 35 laboratories and service centres which are located in both of those countries. Severn Trent announced on 6 June 2006 that in line with its decision to focus on its water business, it no longer regarded its US Laboratories business as being a core business for the future.

Water Purification and Operating Services

WPOS is a leading global supplier of water and wastewater treatment solutions. Its broad range of products and services is concentrated in the municipal water and wastewater markets, as well as in the industrial sector. The Water Purification sub-division offers expertise in disinfection and filtration technologies and is a market leader in chlorine based disinfection. The Operating Services sub-division performs operation and management services for municipal and commercial clients in the United States.

Severn Trent Water International ("STWI") provides management services support in all aspects of water and wastewater utility operational development and business transformation in Europe and the Developing World. Its subsidiary Coast to Coast Water Limited ("C2C") provides water and wastewater services to approximately 1500 Ministry of Defence sites in England. STWI also manages water utility operations outside the UK, notably in Italy through its subsidiary unit, ST Italia.

Other Businesses of Severn Trent

Severn Trent Property Limited was originally established to exploit the development potential of land surplus to STWL's requirements. It has subsequently expanded its interests, for example, by undertaking a major development at Daventry International Rail Freight Terminal (although the remaining undeveloped land within the first phase of the development project was sold during 2003/04 to another developer). Severn Trent stated in its Annual Report and Accounts 2006 that following a strategic review it has been decided that Severn Trent's property business is a non-core business and a sale process has recently commenced.

Derwent Insurance, based in Gibraltar, is the Group's captive insurer providing certain insurance cover to some of the companies in the Group.

Directors of Severn Trent

The Directors of Severn Trent, their functions within Severn Trent and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within Severn Trent*	*Other functions within the Group and principal activities outside the Group*
Martin Bettington[1,2]	Executive Director	Managing Director, Biffa Waste Services Ltd Director, The Environmental Services Association
Rachel Brydon Jannetta[1,2]	Executive Director	President and Chief Executive Officer, Severn Trent Laboratories Director, Wateraid America
Bernard Bulkin[2,3,4]	Non-Executive Director	Chairman, AEA Technology Plc Non-Executive Director, Accelergy Corporation (California) Commissioner, UK Sustainable Development Commission DTI Sustainable Energy Policy Advisory Board
Marisa Cassoni[3,4,5]	Non-Executive Director	Non-Executive Director, WSP Group plc Accounting Standards Board, Financial Reporting Council Finance Director, John Lewis Partnership
Richard Davey[3,4,5]	Non-Executive Director	Non-Executive Director, Yorkshire Building Society Non-Executive Director, Amlin Plc
Sir John Egan[2,4]	Non-Executive Chairman	
Martin Houston[4,5]	Non-Executive Director	Executive Vice President and Managing Director of BG Group's Atlantic, European and Mediterranean Basin
Colin Matthews[1,2]	Group Chief Executive	Director, Severn Trent Water Ltd
Michael McKeon[1]	Group Finance Director	
John Smith[3]	Non-Executive Director	Chief Executive Officer, BBC Worldwide
Tony Wray[1,2]	Executive Director	Managing Director, Severn Trent Water Ltd Director, Severn Trent Water Utilities Finance Plc

1 Denotes member of Severn Trent's Executive Committee.
2 Denotes member of Severn Trent's Corporate Responsibility Committee.
3 Denotes member of Audit Committee.
4 Denotes member of Nominations Committee.
5 Denotes member of Remuneration Committee.

The business address of each of the Directors above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of Severn Trent). The telephone number of Severn Trent's registered office is +44 (0)121 722 4000.

There are no potential conflicts of interest between any duties to Severn Trent of the Directors of Severn Trent and their private interests and or other duties.

Recent Developments

Ofwat and Serious Fraud Office investigation

There is an ongoing investigation by the Serious Fraud Office into alleged reporting irregulatories made to Ofwat by STWL. The following is an extract from a stock exchange announcement made by Severn Trent on 31 October 2005:

> "Severn Trent Plc announced today that as a result of a referral by Ofwat, the Serious Fraud Office is undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003.
>
> Ofwat has been conducting its own investigation following allegations made by an employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerns data on leakage.
>
> Severn Trent is supporting Ofwat in its review of these allegations and will co-operate fully with the Serious Fraud Office.
>
> In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns. PricewaterhouseCoopers LLP Forensic Services was appointed by Severn Trent Plc to carry out a thorough and independent investigation and in the light of their findings Severn Trent Plc announced on 22 November 2004 that the Board was, and remains, of the view that the matters raised have no effect upon the integrity of the accounts and that Severn Trent Water's customers have not been overcharged. However, a disciplinary investigation was instigated which, though substantially complete, is likely to continue at least until Ofwat's review of these matters is completed.
>
> The Board has taken and will continue to take such actions as it thinks appropriate to ensure the maintenance of both high ethical and professional standards."

The following is an extract from a stock exchange announcement made by Severn Trent on 7 March 2006:

> "The Board of Severn Trent Plc accepts the conclusions of Ofwat's interim report published today concerning allegations of false reporting made against its subsidiary Severn Trent Water in 2004.
>
> The Company's internal investigation and Ofwat's investigation have been thorough and lengthy, requiring complex judgements. Severn Trent's judgements have not been identical to Ofwat's in every aspect, but in the interests of making amends as soon as possible, the Board believes it is sensible now to proceed by agreement.
>
> Ofwat has concluded that Severn Trent Water:
>
> - Had poor internal processes and controls which led to incorrect income data being submitted to Ofwat in 2004 and price limits being £8 million a year too high for five years to 2010
> - Provided data to Ofwat in 2002 which was deliberately miscalculated and which meant customers were overcharged by £2 million in 2004
> - Approached the collection and submission of data in a manner which causes Ofwat serious concerns
>
> Having considered Ofwat's findings, the Board of Severn Trent Plc has agreed that customer accounts should be credited as soon as possible. This year, on average, this credit will be around £4 per customer in addition to the £2 to £3 already rebated. In the following three years the rebate will be £2 to £3 per customer."
>
> "The Board of Severn Trent Plc also acknowledges that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.
>
> The Ofwat report found no evidence of a company-wide attempt to mislead on issues of bad debt or metered customers bills. However, it did find evidence of a limited number of staff who became aware of wrong behaviour but did not raise any concerns."

On 8 June 2006, Ofwat gave notice to Severn Trent that it proposed to impose a financial penalty on STWL for its failure to achieve customer service performance standards. Severn Trent has stated publicly that it has and will continue to work in full and open co-operation with Ofwat and that if customers have been disadvantaged then it will reimburse them.

Biffa Demerger

Severn Trent has announced an intention to demerge its waste management services business, Biffa. The following is an extract from a stock exchange announcement made by Severn Trent on 4 April 2006:

> "The Board of Severn Trent Plc announces today that it intends to demerge its UK integrated waste management business, Biffa.
>
> The Board believes that the creation of two separately listed companies, Severn Trent plc and Biffa Plc, each with dedicated boards and experienced management teams focussed on continued strategic and operational development with access to their own capital will deliver greater benefits to shareholders, customers and employees.
>
> Following the demerger Severn Trent is expected to remain the UK's second largest listed water company and a constituent of the FTSE 100, continuing to focus on delivering investment programmes, improving efficiencies and customer service levels.
>
> Biffa is one of the UK's leading integrated waste management companies. It was acquired by Severn Trent in 1991 and since then has grown both organically and through the acquisition of UK Waste and Hales. Following the demerger it is expected to be a constituent of the FTSE 250.
>
> The decision to demerge Biffa remains subject to shareholder and other approvals and to further detailed due diligence. The Board expects the demerger to be completed by the end of 2006. The Board is also currently considering options for Biffa Belgium, including possible disposal."

The following is an extract from a stock exchange announcement made by Severn Trent on 12 May 2006:

> "Severn Trent announces today that it has agreed to sell Biffa Belgium to Veolia Environmental Services for €45 million, approximately £31 million. It is expected to complete the transaction, which is conditional on clearance from the Belgian competition authorities, before the end of June 2006."

Proposed return of capital to shareholders of Severn Trent

The Board of Severn Trent believes that the Biffa demerger will allow it to focus on its core water business, which will support a more efficient balance sheet allowing a return of capital to shareholders. Severn Trent intends to increase group debt to 60 per cent. of regulated capital value as soon as practicable after the demerger. The amount, mechanism and timing of any capital returns will depend on future decisions concerning the debt structure of the demerged Biffa, pension fund contributions and the final costs of the demerger.

DESCRIPTION OF SEVERN TRENT WATER UTILITIES FINANCE PLC

Severn Trent Water Utilities Finance Plc ("STWUF") was incorporated as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. STWUF is a wholly owned subsidiary of STWL. The ultimate holding company of both STWUF and STWL is Severn Trent Plc.

As at the date of this Prospectus, the authorised share capital of STWUF is £50,000 divided into 50,000 ordinary shares of £1, each of which has been issued and fully paid.

STWUF was incorporated for the purpose of arranging finance for STWL and its subsidiaries by the issuing of bonds and on-lending the proceeds of any such issue to STWL and its subsidiaries. STWUF has no subsidiaries.

Directors of STWUF

The Directors of STWUF, their functions within STWUF and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWUF*	*Other functions within the Group and principal activities outside the Group*
Tom Jack	Director	Group Treasurer, Severn Trent Plc
Tony Wray	Director	Executive Director, Severn Trent Plc and Managing Director, Severn Trent Water Ltd

The business address of each of the above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of STWUF). The telephone number of STWUF's registered office is +44 (0)121 722 4000.

There are no potential conflicts of interest between any duties to STWUF of the Directors of STWUF and their private interests and or other duties.

Severn Trent Water Limited ("STWL"), was incorporated on 1 April 1989 with limited liability in England and Wales under the Companies Act 1985 with registered number 2366686. It was established for the purpose of assuming the business carried on by the Severn Trent Water Authority prior to the privatisation of the water industry in England and Wales. Its principal business is the provision of water supply and sewerage services. STWL is regulated under the Water Industry Act 1991. STWL is the wholly-owned principal operating subsidiary of Severn Trent Plc. STWUF is also a wholly owned subsidiary of STWL.

Region

STWL is one of the larger UK water and sewerage companies (each a "WASC") in terms of area and turnover. Its appointed region broadly covers the catchment areas for the Rivers Severn and Trent and their tributaries and stretches from the Bristol Channel to the Humber estuary and from mid-Wales to the East Midlands. This region includes the cities of Birmingham, Coventry, Derby, Leicester, Nottingham, Stoke-on-Trent, Worcester and Gloucester and covers some 21,600 square kilometres. STWL provides wastewater services to over eight million people and water services to approximately seven million people. In the year ended 31 March 2005 STWL supplied an average of 1.6 billion litres of water per day to 3.2 million properties. South Staffordshire Water Plc supplies the rest of the region's water requirements.

Investment Programme

The water business is a capital-intensive industry and, in common with other WASCs, STWL undertook a substantial investment programme for the period 2000-2005. From privatisation in 1989 to the end of the financial year ended 31 March 2005, STWL invested approximately £6.7 billion to meet EU Directives, the requirements of Ofwat, the Drinking Water Inspectorate and the Environment Agency ("EA"), all of which require STWL to maintain and improve the security and quality of its water and sewerage services.

Regulatory Environment

STWL holds an appointment (the "Appointment") granted by the Secretary of State for the Environment, Food & Rural Affairs (the "Secretary of State") as a water and sewerage undertaker pursuant to the Water Act 1989 (now the Water Industry Act 1991). Appointed undertakers must hold a licence and 25 years notice must be given to terminate the licence (although it may be terminated or transferred prior to the end of such period in certain circumstances which are specified in the Water Industry Act 1991 or in the Appointment).

The Secretary of State, Ofwat and the EA constitute the principal regulators of the industry. The Water Industry Act 1991 requires Ofwat and the Secretary of State to exercise and perform their statutory powers and duties in a manner each considers best calculated to secure, *inter alia*, that undertakers can finance the proper carrying out of their functions and that, at the same time but subject thereto, to ensure that the interests of customers are protected as regards the fixing and recovery by undertakers of water and drainage charges. Pollution control, water resources management, fisheries management, flood protection and alleviation, and land drainage all fall within the scope of the EA's statutory responsibility.

As a water undertaker, STWL is required to comply with drinking water standards specified in regulations issued by the Secretary of State in respect of a number of substances. Where non-compliance by STWL with such regulations has been material, the Secretary of State has accepted undertakings by STWL to secure or facilitate compliance with such regulations.

As a sewerage undertaker, STWL is required to obtain consents from the EA for discharges of polluting substances into controlled waters from various sources (such as sewage treatment works).

Economic Regulation

STWL is currently allowed to increase the average of its principal charges by the percentage change in the Retail Prices Index ("RPI") plus an adjustment factor ("K"). STWL estimates that, during the current financial year, some 94 per cent. of STWL's turnover will be within the K price limitation formula and some 6 per cent. will, or could in certain circumstances, be otherwise regulated. The adjustment factor K may be reviewed or adjusted by Ofwat at any time.

Under the terms of the Appointment, Ofwat is required to review STWL's price limits every five years. The price limits were last reviewed and reset during 2004. There are licence provisions for changes between

price reviews under certain circumstances. Such circumstances include changes in drinking water and environmental obligations, failure to take action to deliver required outputs, and changes in costs relating to issues specified at the time of the price review, which currently are:

- the number of meter optants;
- bad debt and debt management;
- charges for abstractions and discharges to controlled waters;
- charges for lane rental/traffic management; and
- changes in the taxation of infrastructure expenditure arising from the introduction of IFRS.

It is open to Ofwat to propose licence changes to modify charges at any time. As with any licence changes, STWL can appeal to the Competition Commission against any charges limits which are set.

For the 2004 price review, STWL submitted a business plan (the "Business Plan") to Ofwat in April 2004, setting out proposed outputs, activities and price limits for 2005/06 to 2009/10. Prices were set for the five year period beginning 1 April 2005 and ending 31 March 2010 and the adjustment factor "K" was set at the levels set out below:

2005/2006	+11.8%
2006/2007	+ 4.8%
2007/2008	+ 2.0%
2008/2009	+ 1.7%
2009/2010	+ 2.3%

Following an assessment by the STWL Board of the actual revenues achieved in 2004/05, which were materially higher than those assumed in the Business Plan, STWL abated its "K" factor for 2006/07 by 0.65 per cent. The actual price increase for 2006/07 (pre-RPI) was therefore 4.15 per cent.

As part of the 2004 review of price limits, STWL is required to deliver a programme of water quality and environmental improvements and to maintain or improve services to customers. This programme will provide for:

- maintenance to continue to provide a safe, reliable water supply to customers and effective treatment and disposal of sewage;
- increased activity to maintain its pipes and sewage treatment works;
- meeting the demands of new and existing customers for a reliable water supply and sewerage service;
- installing 110,000 optional meters by 2009-10;
- delivering required drinking water and environmental quality improvements, including:
    - 38 improvements to discharges affecting waters newly designated under the Freshwater Fish Directive;
    - improvements at Minworth sewage treatment works, to further improve the quality of the River Tame;
    - phosphorus removal at 21 sewage treatment works required by the Urban Waste Water Treatment Directive; and
    - 39 improvements at water treatment works including the removal of nitrates;
- improved pressure of water supply to 19,000 customers by separating shared supply pipes;
- reduced hardness of the water supplied from four treatment works affecting 21,000 customers;
- improved taste and odour of drinking water from three treatment works; and
- resolving or mitigating all problems identified by STWL in respect of overloaded sewers causing flooding inside people's properties.

The 2004 review assumed a capital programme of £2.2 billion (2002/03 prices) over the five year period ending 31 March 2010 although STWL is not obliged to spend this amount, providing required outputs are delivered.

Ofwat also assumed for the purposes of the 2004 review that the following efficiency improvements could be achieved from 2005 to 2010:

- annual operating expenditure efficiency improvements of 0.6 per cent. (water) and 0.8 per cent. (sewerage);
- capital maintenance efficiency improvements of 5.3 per cent. (water) and 5.2 per cent. (sewerage); and
- capital enhancement efficiency improvements of 8.5 per cent. (water) and 5.1 per cent. (sewerage);

These assumptions were below the average for the industry.

Special Administration Regime

The Water Industry Act 1991 contains provisions enabling the Secretary of State or Ofwat to secure the general continuity of water supply and sewerage services in England and Wales through the appointment of a special administrator, who would have extensive functions similar to those of an administrator under the Insolvency Act 1986, but with certain important differences. The person appointed as a special administrator would be appointed only for the purposes of transferring as a going concern to one or more different water undertakers or, as the case may be, sewerage undertakers so much of the business of the WASC as was necessary for the proper carrying out of its functions.

If a special administration order were made in respect of STWL, it would be for the special administrator to agree the terms of the transfer of all or any of the business of STWL on behalf of STWL, subject to the provisions of the Water Industry Act 1991. Until another company has been appointed as an undertaker in its place and its appointment as a water undertaker or sewerage undertaker is terminated, a WASC may not be wound-up, nor may an administrator under the Insolvency Act 1986 be appointed in respect of it.

During the period of a special administration order, a WASC is managed in such a way as to achieve the purposes of such order and in a manner that seeks to protect the respective interests of members and creditors of the WASC. However, the effect of other provisions of the Water Industry Act 1991 is ultimately to subordinate members' and creditors' rights in favour of the purposes of the special administration order.

Water Act 2003

The Water Act tightens the regulatory framework applying to WASCs and gives Ofwat the power to impose financial penalties on a WASC which contravenes any condition of its appointment or fails to meet prescribed performance standards under the Water Industry Act 1991.

The Water Act also provides for competition through new entrants. Prospective suppliers can either apply for:

- a "retail" water supply licence, which entitles the licensee to purchase water from a water undertaker and to retail it to an eligible customer; or
- a "combined" water supply licence which enables the licensee to input water into a water undertaker's public supply system and to retail it to an eligible customer.

An eligible customer is defined as one whose premises are non-household and whose annual consumption at each relevant set of premises is likely to be not less than the defined eligibility threshold, currently set at 50 megalitres. Nationally there are approximately 2,200 eligible customers.

Recent Developments

Ofwat's interim report published on 7 March 2006 (see "Description of Severn Trent Plc — Recent Developments") referred to the fact that currently STWL does not have a Condition P and only an un-modified version of Condition F, which is unusual for WASC's. Ofwat stated in that report that it believed it was appropriate to bring STWL's water licence up to date and in line with other WASC's water licences by implementing in STWL's licence a Condition P and a modified version of Condition F. Conditions F and P provide for certain requirements as to corporate governance and financial ring-fencing. In particular, these Conditions require a WASC:

- to certify formally that it has adequate systems of planning and control;
- to conduct its appointed business as if it were its sole business and the WASC were a separate public limited company; and

- to comply with the code of best practice of the Financial Services Authority.

Condition P also places controls on a WASC's corporate governance regime. It requires parent companies to ensure minimum requirements for independent non-executive directors on the WASC's board are met.

STWL will consider Ofwat's detailed proposals when they are received.

Directors of the Guarantor

The Directors of the Guarantor, their functions within STWL and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWL*	*Other functions within the Group and principal activities outside the Group*
Mark Keogh	Acting Finance Director	
Richard Martin	Operations Director	
Colin Matthews	Chairman	Group Chief Executive, Severn Trent Plc
Grenville Messham	Director of Asset Management and Technology	
Stephen Reilly	Finance Director	
Paul Stephenson	Director of HR Services	
Sukhvinder Stubbs	Non-Executive Director	Director, Asian Women's Centre Director, Diversity Works Europe Director, Young Enterprise
Tony Wray	Managing Director	Executive Director, Severn Trent Plc Director, Severn Trent Water Utilities Finance Plc

The business address of each of the above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of the Guarantor). The telephone number of the Guarantor's registered office is +44 (0)121 722 4000.

There are no potential conflicts of interest between any duties to Severn Trent or STWL of the Directors of STWL and their private interests and or other duties.

United Kingdom Taxation

The comments below, which are of a general nature and are based on current United Kingdom law and HM Revenue and Customs practice describe certain United Kingdom taxation implications of acquiring, holding, or disposing of Notes. The comments apply only to persons who are the beneficial owners of Notes and some aspects do not apply to certain classes of person (such as dealers and persons connected with the relevant Issuer) to whom special rules may apply. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their own professional advisers.

Interest on the Notes

1. *Payment of Interest on the Notes*

Payments of interest on the Notes may be made without deduction of or withholding on account of United Kingdom income tax provided that the Notes continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Act (the London Stock Exchange is a recognised stock exchange for these purposes). Under HM Revenue and Customs interpretation, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom income tax where the maturity of the Notes is less than 365 days.

In other cases, income tax at the lower rate (currently 20 per cent.) must generally be withheld from payments of interest on the Notes. This withholding obligation is subject to any direction to the contrary by HM Revenue and Customs under an applicable double taxation treaty.

Noteholders may wish to note that in certain circumstances HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays or credits interest to or receives interest for the benefit of a Noteholder. HM Revenue and Customs also has power, in certain circumstances, to obtain information from any person in the United Kingdom (including any United Kingdom based paying agent) who pays amounts payable on redemption of Notes which are deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005 to, or receives such amounts for the benefit of, another person. Such person may be required by HM Revenue and Customs to provide certain information (which may include the name and address of the beneficial owner of the amount payable on redemption) to HM Revenue and Customs. Previously, HM Revenue and Customs published practice was that it would not exercise its power to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts were paid on or before 5 April 2006. HM Revenue and Customs have indicated informally that they will continue to apply this concession beyond 5 April 2006 but they have not provided details as to when the concession will cease to apply. Such information may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of other jurisdictions in which the Noteholder is resident for tax purposes.

2. *Payments by Guarantor*

If the Guarantor makes any payments in respect of interest on the Notes (or in respect of other amounts due under the Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to withholding on account of United Kingdom tax, subject to such relief

as may be available under the provisions of any applicable double taxation treaty. Such payments by the Guarantor may not be eligible for the exemptions from the obligation to withhold tax described in 1 above.

Direct Assessment

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a United Kingdom source will not be chargeable to United Kingdom tax by direct assessment or if tax has been withheld or deducted, to further United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom at all relevant times unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable (or, in respect of accounting periods beginning on or after 1 January 2003 and where that Noteholder is a company, unless that Noteholder carries on a trade in the United Kingdom through a permanent establishment in connection with which the interest is received or to which the Notes are attributable). There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

United Kingdom Corporation Tax Payers

In general, Noteholders within the charge to UK corporation tax will be charged to tax on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest (and discount) which, in accordance with such Noteholder's authorised accounting method, is applicable to that period. Such Noteholders will also be obliged to bring into account as income profits and losses caused by movements in the currency in which the Notes are denominated against the currency in which, in accordance with "normal accounting practice", the Noteholder accounts for the Notes.

Other United Kingdom Tax Payers

Taxation of Chargeable Gains

Individual holders of Notes may be subject to United Kingdom taxation on capital gains on a disposal or redemption of Notes if they are resident or ordinarily resident in the United Kingdom or if they carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. For individual holders, the exemption from United Kingdom taxation on capital gains for "qualifying corporate bonds" under Section 115 of the Taxation of Chargeable Gains Act 1992 will apply to the Notes if they, *inter alia*, represent and have at all times represented a "normal commercial loan" for the purposes of that exemption, are denominated in Sterling and in respect of which no provision is made for conversion into, or redemption in, a currency other than Sterling. Any Notes constituting "deeply discounted securities" (as mentioned below) will be treated as "qualifying corporate bonds". Where Notes are "qualifying corporate bonds", no chargeable gain and no allowable loss will arise on a disposal of such Notes.

Accrued Income Scheme

The provisions of the accrued income scheme as set out in Chapter II of Part XVII of the Act (the "Scheme") may apply to individuals transferring Notes which bear interest or to individuals to whom such Notes are transferred. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to deem the transferee to obtain an equivalent credit to set off against the deemed or actual interest he subsequently receives. However, where a Note constitutes a variable rate security for the purposes of the Scheme, the amount of accrued income deemed to be received by a holder of such a Note upon transfer will be such amount as HM Revenue and Customs decides is just and reasonable and the transferee will not be entitled to any credit under the Scheme to set against any actual or deemed interest that he receives or is deemed to receive. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not be subject to the provisions of these rules.

Taxation of discount and premium

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the accrued discount will not be made subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. Such notes may constitute "deeply discounted securities" for the purposes of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005. Therefore, any gain realised on redemption or transfer of the Notes by a Noteholder who is within the charge to United Kingdom income tax in respect of the Notes will generally be taxable as income but such Noteholder will not be able to claim relief from income tax in respect of costs incurred on the acquisition, transfer or redemption, or losses incurred on the transfer or redemption, of the Notes.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, the provisions described above relevant to interest will apply. If the premium does not constitute a payment of interest then such notes may constitute "deeply discounted securities" (as mentioned above).

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 4 August 2006 agreed with the Issuers and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers (failing which, the Guarantor) have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, US persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional US selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the relevant Issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer or the Guarantor; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuers, the Guarantor or any of the other Dealers shall have any responsibility therefor.

None of the Issuers, the Guarantor or the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating any such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

Authorisation

The establishment and updates of the Programme and the issue of Notes have been duly authorised:

(a) by resolutions of the Board of Directors of Severn Trent Plc dated 24 November 2000, 30 November 2001, 29 November 2002, 28 March 2003, 28 May 2004 and 31 March 2006 and of a committee of the Board of Directors of Severn Trent Plc dated 29 November 2000, 12 December 2001, 9 December 2002, 14 July 2003 and 6 October 2004; and

(b) by resolutions of the Board of Directors of Severn Trent Water Utilities Finance Plc dated 29 November 2000, 12 December 2001, 9 December 2002, 14 July 2003, 6 October 2004 and 27 July 2006.

The giving of the Guarantee has been duly authorised by resolutions of the Board of Directors of Severn Trent Water Limited dated 24 November 2000, 26 November 2001, 9 December 2002, 24 March 2003, 24 May 2004 and 30 May 2006 and of a committee of the Board of Directors of Severn Trent Water Limited dated 6 December 2000, 12 December 2001, 9 December 2002, 14 July 2003 and 6 October 2004.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange's Gilt Edged and Fixed Interest Market. The admission to the Official List of the Programme in respect of the Notes is expected to be granted on or before 9 August 2006.

Documents Available

For the period of 12 months following the date of this Prospectus, copies of the following documents will be available for inspection during normal office hours from the registered office of each Issuer and from the specified offices of the Paying Agents for the time being:

(i) the memorandum and articles of association of each of the Issuers and the Guarantor;

(ii) the Annual Report and Accounts 2005 and the Annual Report and Accounts 2006 of Severn Trent, the Annual Report and Accounts 2005 and the Annual Report and Accounts 2006 of the Guarantor and the non-consolidated annual financial statements of STWUF in respect of the two financial years ended 31 March 2004 and 31 March 2005 together with the notes thereon and the audit report prepared in connection therewith. STWUF does not currently prepare audited consolidated accounts;

(iii) the most recently published audited annual financial statements of each of the Issuers and the Guarantor, in each case together with the audit report prepared in connection therewith, and the most recently published unaudited interim financial statements (if any) of each of the Issuers and the Guarantor. Severn Trent Plc currently prepares unaudited consolidated and unaudited non-consolidated interim accounts on a six monthly basis;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed, the ICSD Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Prospectus;

(vi) any future prospectuses and supplements, including Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market situated or operating in the European Economic Area nor offered in the European Economic Area in circumstances where a Prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the relevant Issuer and the Paying Agent as to its holding of Notes and identity) to this Prospectus and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of Notes admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance and settlement through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records in connection therewith). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear Bank S.A./N.V. is 1 Boulevard de Roi, Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855, Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the relevant Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of Severn Trent and its subsidiaries taken as a whole and no significant change in the financial or trading position of the Guarantor and its subsidiaries taken as a whole, in each case, since 31 March 2006, and no significant change in the financial or trading position of STWUF since 31 March 2005. There has been no material adverse change in the prospects of Severn Trent and its subsidiaries taken as a whole and no material adverse change in the prospects of the Guarantor and its subsidiaries taken as a whole, in each case, since 31 March 2006, and no material adverse change in the prospects of STWUF since 31 March 2005.

Litigation

None of the Issuers, the Guarantor or any other member of the Group is or has been involved in any legal, governmental or arbitration proceedings (including any proceedings which are pending or threatened of which any of the Issuers or the Guarantor is aware) which may have or have had in the twelve months preceding the date of this document a significant effect on the financial position or profitability of the Issuers, the Guarantor or the Group as a whole.

Auditors

The auditors of each of the Issuers and the Guarantor are Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP have audited the accounts of Severn Trent Plc and Severn Trent Water Limited, without qualification, in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board for the financial year ended 31 March 2006.

PricewaterhouseCoopers LLP of Cornwall Court, Cornwall Street, Birmingham B3 2DT, Chartered Accountants, are the previous auditors of each of the Issuers and the Guarantor and have audited, without qualification, in accordance with generally accepted auditing standards in the United Kingdom (i) the accounts of Severn Trent Plc and Severn Trent Water Limited for the financial year ended 31 March 2005 and (ii) the accounts of Severn Trent Water Utilities Finance Plc for the two financial years ended 31 March 2004 and 31 March 2005.

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on liability of the Auditors.

Post-issuance information

Neither Issuer intends to provide any post-issuance information in relation to any issue of Notes.

Dealers transacting with the Issuers and the Guarantor

Certain of the Dealers and their affiliates may have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services to the Issuers, the Guarantor and their affiliates in the ordinary course of business.

THE ISSUERS

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Severn Trent Water Utilities Finance Plc
2297 Coventry Road
Birmingham B26 3PU

THE GUARANTOR

Severn Trent Water Limited
2297 Coventry Road
Birmingham B26 3PU

THE TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor, 100 Wood Street
London EC2V 7EX

THE AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuers and the Guarantor as to English law

Slaughter and May
One Bunhill Row
London EC1Y 8YY

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ

AUDITORS

To the Issuers and the Guarantor

Deloitte & Touche LLP
Four Brindley Place
Birmingham B1 2HZ

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

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